

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Chang-Hyuk Kang
Chief Executive Officer
Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

> **Re: Hanryu Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 9, 2023**
> **File No. 333-269419**

Dear Chang-Hyuk Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Notes to Condensed Financial Statements
Note 3. Restatement, page F-18

1. You state that the amended financial statements amend a previously filed Form S-1 that was not disseminated. Considering all previously filed draft registration statements have been disseminated, revise to clarify or remove this disclosure. Similar revisions should be made elsewhere throughout the filing where you include such statements.

Notes to Consolidated Financial Statements
Note 3. Restatement, page F-64

2.   Please revise to include a more fulsome description of the various restatement adjustments to the December 31, 2021 cash flow statement. Ensure that it is clear how each adjustment relates to the Seoul Marina accounting error, or to the extent you are correcting other errors, revise to clearly disclose each item impacting the amended financial statements.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Ogurick, Esq.